Exhibit (a)(5)(R)

Corporate Contact:
Margarita Veniou
Chief Corporate Development, Governance &
Communications Officer and Board Secretary
Telephone: + 30-210-9470-100
Email: mveniou@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Investor Relations Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, N.Y. 10169
Tel.: (212) 661-7566
Email: diana@capitallink.com

Bruce Goldfarb / Chuck Garske / Lisa Patel
Okapi Partners
(212) 297-0720
info@okapipartners.com

Media Contact:
Mark Semer / Grace Cartwright
Gasthalter & Co.
Tel: (212) 257-4170
DianaShipping@gasthalter.com

DIANA SHIPPING INC. ADDRESSES GENCO SHIPPING & TRADING’S LAST-DITCH
ATTEMPT TO CLING TO POISON PILL

Amid Growing Opposition from Shareholders, Genco Board Continues to Further Entrench Itself by Refusing to Rescind the Poison Pill Should Shareholders Vote Against the Poison Pill as Recommended by ISS

Genco Continues to Put Forth Manufactured Claims Regarding Diana’s Disclosures to Distract Shareholders, Fails to Explain Why They Justify Instituting a Drastic Defensive Measure Against Largest Shareholder

Diana Urges Shareholders to Vote "AGAINST" Ratifying Genco's Poison Pill and Equity Incentive Plan

Also Urges Genco Shareholders to Vote the GOLD Universal Proxy Card "FOR" Jens Ismar and Paul Cornell Ahead of the Annual Meeting on June 18, Who Will Bring Much-Needed Fresh Perspectives to the Genco Board, and "WITHHOLD" on Basil G. Mavroleon and Arthur L. Regan

Athens, Greece – June 15, 2026 – Diana Shipping Inc. (NYSE: DSX) (“Diana” or “the Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels that is the largest shareholder of Genco Shipping & Trading Limited (NYSE: GNK) (“Genco”), today addressed a series of new conditions regarding Genco’s poison pill that have been announced by the Genco Board of Directors (the “Board”).

Diana urges shareholders not to be distracted by Genco’s blatant attempt to confuse shareholders with empty promises. After Institutional Shareholder Services Inc.'s ("ISS") recommendation that Genco shareholders vote AGAINST the ratification of Genco's poison pill, the Genco Board had an opportunity to demonstrate its supposed “commitment to strong corporate governance and shareholder engagement” and indicate that it would rescind the poison pill if shareholders vote against it. Instead, the Board chose to cling to the poison pill – the centerpiece of its entrenchment strategy – and reaffirm its commitment to maintaining the pill with a few self-serving, meaningless last minute qualifications. Genco shareholders should not be manipulated into accepting such a poison pill. Genco has a simple responsibility:

If Genco Shareholders Vote Against the Poison Pill, the Board Should Immediately Rescind the Poison Pill.

In its most recent manifesto about the poison pill, Genco made claims that Diana’s purchases of Genco shares were not properly disclosed. These claims are a distraction that Genco is using to justify a defensive measure that is contrary to shareholder interests. Genco tries to justify this shareholder democracy failure by saying the situation is “different and unique” with no explanation. Genco should explain to its shareholders what really is “different and unique” here, other than the fact that Diana has presented a fully financed, all-cash premium offer to Genco shareholders.

It should also be noted that, conveniently, the Genco Board did not make any “commitments” regarding the poison pill’s qualifying offer clause, which includes atypical features that are particularly powerful for entrenching the Genco Board and management team with respect to Diana’s offer.

In its report about the proxy contest, ISS made the following comments about the terms of the poison pill:

•	To be a qualifying offer under the terms of the Genco poison pill, “the offer price must be in excess of the highest reported market price of GNK shares in the preceding 24 months (with the value of any equity consideration determined based on the lowest reported market price for the bidder's shares in the five days before and after the commencement of the offer).”

•	“Concerns are compounded by the requirement that the offer remain open for a potentially extensive period.”

•	“Moreover, the pill will not be redeemed automatically if the tender offer is within the pill's parameters but merely cease to apply to the offer so long as it remains a qualifying offer. This may be more difficult than it appears: for example, given the minimum price requirement, any spike in the GNK share price past the offer price, no matter how briefly sustained, may result in the offer no longer being considered a qualifying offer.”

•	On balance, this qualified offer clause does not appear to provide a reasonable means for redemption of the poison pill if another party attempts to acquire the company.

*Diana has neither sought nor obtained consent from ISS to use previously published information in this press release.

Diana believes the best way for shareholders to ensure that their interests are properly considered is to send the Board a clear and decisive message about their track record of entrenchment favoring the interests of Genco management over shareholders by voting:

•	FOR Diana's nominees Jens Ismar and Paul Cornell, who would bring necessary fresh, independent perspectives to the Genco Board;

•	WITHHOLD on Basil G. Mavroleon and Arthur L. Regan;

•	AGAINST Genco's proposal to ratify its poison pill; and

•	AGAINST Genco’s proposal to ratify its equity incentive plan.

Mr. Ismar and Mr. Cornell are independent drybulk executives who would bring fresh perspectives and directly relevant expertise to the Genco Board and would work alongside the tenured directors already in place to consider all opportunities to create value for shareholders — including rescinding the poison pill.

Diana believes Genco shareholders deserve a Board that will act to serve their interests — and that Jens Ismar and Paul Cornell are exactly the kind of independent, experienced voices needed to bring fresh perspectives into the boardroom and ensure all strategic opportunities are properly evaluated on behalf of all shareholders.

Diana has updated its GOLD universal proxy card to reflect its updated slate and recommendation that shareholders vote “FOR” Jens Ismar and Paul Cornell and WITHHOLD on Genco nominees Basil G. Mavroleon and Arthur L. Regan.

Shareholders who have already voted on the previously circulated GOLD card for Mr. Ismar and Mr. Cornell do not need to take any additional action — votes for Ismar and Cornell will be counted. Shareholders who have voted the WHITE card can change their vote by signing, dating and returning the GOLD universal proxy card. Only the latest-dated proxy will count. Please act as soon as possible —the Annual Meeting is on June 18, 2026.

Diana also reminds shareholders that its $24.80 per share all-cash tender offer remains live. Shareholders who have not yet tendered their shares are encouraged to do so prior to the tender offer's expiration at 5:00 p.m., New York City time, on June 26, 2026, unless further extended. The proxy vote and the tender offer are independent of each other — shareholders can and should act on both.

For additional information about Diana's nominees, its case for change, and other materials related to its proxy campaign, please visit www.CashforGenco.com.

For assistance voting or tendering shares, contact Diana’s proxy solicitor and information agent, Okapi Partners LLC, toll-free at (855) 305-0857 or by email at info@okapipartners.com.

About Diana Shipping Inc.

Diana Shipping Inc. (“Diana”) (NYSE: DSX) is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. Diana’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

About Star Bulk Carriers Corp.

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this communication and other statements made by Diana or Star Bulk, as applicable, may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements regarding the intent, beliefs, expectations, objectives, goals, future events, performance or strategies and other statements of Diana, Star Bulk or their respective management teams, which are other than statements of historical facts.

Diana and Star Bulk desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. These forward-looking statements relate to, among other things, Diana’s proposal to acquire Genco and the anticipated benefits of such a transaction, and Diana’s ability to finance such transaction. Forward looking statements can be identified by words such as “believe,” “will,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release and in other statements made by Diana or Star Bulk, as applicable, are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Diana’s or Star Bulk’s records, Genco’s public filings and disclosures and data available from third parties. Although Diana or Star Bulk, as applicable, believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond their control, Diana or Star Bulk, as applicable, cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

The forward-looking statements in this communication are based on current expectations, assumptions, and estimates, and are subject to numerous risks and uncertainties. These include, without limitation, risks relating to: (i) the possibility that the proposed transaction may not proceed; (ii) the ability to obtain regulatory or shareholder approvals, if required; (iii) the risk that Genco’s Board of Directors or management may continue to oppose the proposal or not respond to further attempted engagement by Diana; (iv) failure to realize anticipated benefits of the transaction; (v) changes in the financial or operating performance of Diana, Star Bulk or Genco; (vi) the possibility that shareholders of Genco will not elect to tender their shares of common stock of Genco in connection with the Offer (as defined below) or that the conditions to consummation of the Offer are not satisfied; and (vii) general economic, market, and industry conditions. These and other risks are described in documents filed by Diana with, or furnished by Diana to, the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC, and are described in documents filed by Star Bulk with, or furnished by Star Bulk to, the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC. Neither Diana nor Star Bulk undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

Important Additional Information and Where to Find It

Diana and certain other Participants (as defined below) have filed a definitive proxy statement and accompanying GOLD universal proxy card with the SEC to be used to solicit proxies for, among other matters, the election of Diana’s director nominees to the board of directors of Genco at Genco’s 2026 Annual Meeting, the passage of Diana’s proposal to repeal, at Genco’s 2026 Annual Meeting, by-laws of Genco not publicly disclosed by Genco on or prior to August 28, 2025 and a proposal that the board of directors of Genco conduct a process to explore strategic alternatives (such definitive proxy statement and the accompanying universal GOLD proxy card are available here and the supplement to Diana’s definitive proxy statement and updated accompanying GOLD universal proxy card are available here).

Shareholders of Genco are strongly advised to read the Participants’ proxy statement and other proxy materials, including the accompanying GOLD proxy card, as they become available because they will contain important information. The Participants’ definitive proxy statement, and other proxy materials when filed, are available at no charge on the SEC’s website at www.sec.gov.

The definitive proxy statement and other relevant documents filed by Genco with the SEC are also available, without charge, by directing a request to Diana’s proxy solicitor, Okapi Partners LLC, at its toll-free number (855) 305-0857 or via email at info@okapipartners.com.

Certain Information Regarding Participants in the Solicitation

The participants in the proxy solicitation (the “Participants”) are Diana; Semiramis Paliou, Director and Chief Executive Officer of Diana; Simeon Palios, Director and Chairman of Diana; Ioannis G. Zafirakis, Director and President of Diana; Maria Dede, co-Chief Financial Officer and Treasurer of Diana; Margarita Veniou, Chief Corporate Development, Governance & Communications Officer and Secretary of Diana; Evangelos Sfakiotakis, Chief Technical Investment Officer of Diana; Maria-Christina Tsemani, Chief People and Culture Officer of Diana; Anastasios Margaronis, Director of Diana; Kyriacos Riris, Director of Diana; Apostolos Kontoyannis, Director of Diana; Eleftherios Papatrifon, Director of Diana; Simon Frank Peter Morecroft, Director of Diana; and Jane Sih Ho Chao, Director of Diana; Diana’s nominees, Jens Ismar and Paul Cornell; Star Bulk Carriers Corp. (“Star Bulk”); Petros Pappas, Director and Chief Executive Officer of Star Bulk; and Hamish Norton, President of Star Bulk.

As of the date hereof, Diana is the beneficial owner of 6,264,548 shares of Genco common stock, representing approximately 14.4% of the outstanding shares of common stock of Genco. As of the date hereof, none of Semiramis Paliou, Simeon Palios, Ioannis G. Zafirakis, Maria Dede, Margarita Veniou, Evangelos Sfakiotakis, Maria-Christina Tsemani, Anastasios Margaronis, Kyriacos Riris, Apostolos Kontoyannis, Eleftherios Papatrifon, Simon Frank Peter Morecroft, Jane Sih Ho Chao, Jens Ismar, Paul Cornell, Star Bulk, Petros Pappas, or Hamish Norton beneficially owns any Genco common stock.

Information Regarding the Offer

On May 4, 2026, Diana commenced a tender offer (the “Offer”), through its wholly owned subsidiary 4 Dragon Merger Sub Inc., to purchase all outstanding shares of Genco common stock at $23.50 per share in cash. On May 27, 2026, Diana (i) increased the offer price from $23.50 per share in cash to $24.80 per share in cash, and (ii) extended the expiration of the Offer to 5:00 p.m., New York City time, on June 26, 2026, unless further extended. To the extent that Genco declares a cash dividend or other distribution on the Genco shares, the offer price will be reduced by the amount payable per share.

The Offer is conditioned upon, among other things: (i) Genco entering into a definitive merger agreement with Diana substantially in the form of the merger agreement included with the Offer documents; (ii) Genco shareholders validly tendering a majority of Genco's outstanding shares on a fully diluted basis; (iii) the termination or inapplicability of Genco's shareholder rights plan; (iv) the Genco Board's approval of the transaction under certain affiliate transaction provisions in Genco’s charter and (v) other customary conditions. Satisfaction of the merger agreement condition, the shareholder rights plan condition and the affiliate transaction condition is solely within the control of Genco and the members of the Genco Board.

If the Offer is successfully completed, Diana intends to consummate a second-step merger as promptly as practicable, in which any remaining Genco shareholders who did not tender their shares in the Offer would receive the same $24.80 per share in cash that was paid in the Offer. As a result, if the Offer is completed and the second-step merger is consummated, all Genco shareholders — whether or not they tender their shares — would receive $24.80 per share in cash. Importantly, shareholders who tender in the Offer may receive their cash sooner than those whose shares are acquired in the second-step merger.

The Offer to Purchase and related Letter of Transmittal are being mailed to Genco shareholders and will be filed with the U.S. Securities and Exchange Commission. Copies of these materials will be available at no charge on the SEC's website at www.sec.gov.

Questions and requests for assistance regarding the Offer may be directed to Okapi Partners LLC, the information agent for the Offer, toll-free at (855) 305-0857 or by email at info@okapipartners.com.